UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Commission File Number: 000-51469

BAIDU, INC.

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Baidu, Inc. (NASDAQ: BIDU) (“Baidu” or the “Company”) is furnishing two press releases on this Form 6-K: (i) an updated earnings release to correct certain clerical errors in the previously announced unaudited financial results for the first quarter ended March 31, 2018 as Exhibit 99.1, and (ii) a press release announcing its entry into definitive agreements relating to the divestiture of its financial services business as Exhibit 99.2.

On April 26, 2018, the Company announced its unaudited financial results for the first quarter ended March 31, 2018. In the original announcement, a clerical error was made in calculating the newly added non-GAAP adjustment of the fair value change of long-term investments, net of taxes, due to the fact that the portion attributable to noncontrolling interests were not properly adjusted. Exhibit 99.1 attached hereto corrects this clerical error. As a result, non-GAAP net income attributable to Baidu is changed to RMB4,585 million ($731 million) and non-GAAP diluted earnings per ADS is changed to RMB13.03 ($2.08). There are no changes to any GAAP information and other non-GAAP measures in the original announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAIDU, INC.

By:	/s/ Herman Yu
Name:	Herman Yu
Title:	Chief Financial Officer

Date: April 30, 2018

Exhibit Index

Exhibit 99.1	—	Press Release “Baidu Announces First Quarter 2018 Results”

Exhibit 99.2	—	Press Release “Baidu Enters into Definitive Agreements to Divest its Financial Services Business”